---------------
    FORM 3           U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
---------------

                INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

---------------------------------------------

1. Name and Address of Reporting Person*

     Oaktree Capital Management, LLC

---------------------------------------------
(Last)    (First)    (Middle)

333 South Grand Avenue, 28th Floor
---------------------------------------------

Los Angeles    California        90071

---------------------------------------------

(City)              (State)         (Zip)

---------------------------------------------
2.  Date of Event Requiring Statement
    (Month/Day/Year)

      May 12, 1999

---------------------------------------------

3.  I.R.S. Identification Number of Reporting
    Person, if an entity  (Voluntary)



---------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol

     CollaGenex Pharmaceuticals, Inc.  "CGPI"

---------------------------------------------

5.  Relationship of Reporting Person(s) to
    Issuer (Check all applicable)

      Director                X  10% Owner
      Officer (give              Other (specify
               title below)             below)

---------------------------------------------

6.  If Amendment, Date of Original
    (Month/Day/Year)     N/A

---------------------------------------------

7.  Individual or Joint/Group Filing
    (Check applicable line)

     X  Form filed by One Reporting Person

        Form filed by More than One Reporting
        person


             Table I - Non-Derivative Securities Beneficially Owned

1. Title of   2. Amount of Securities  3. Ownership      4. Nature of Indirect
   Security      Beneficially Owned       Form: Direct      Beneficial Ownership
   (Instr.4)     (Instr 4.)               (D) or            (Instr.5)
                                          Indirect (I)
                                          (Instr. 5)

     N/A                 N/A                 N/A                 N/A


              Table II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative    2. Date            3. Title and Amount  4. Conversion   5. Ownership Form     6. Nature of Indirect
   Security (Instr. 4)       Exercisable        of Securities        or              of Derivative         Beneficial Ownership
                             and                Underlying           Exercise        Security:             (Instr. 5)
                             Expiration         Derivative           Price of        Direct (D) or
                             Date               Security             Derivative      Indirect (I)
                             (Month/Day/Year)   (Instr. 4)           Security        (Instr.5)

                             Date    Expir-     Title  Amount or
                             Exer-   ation             Number of
                             cisable Date              Shares


  Series D Cumulative      5/12/99   None       Common  1,609,090   $11.00 per           I            See Note 1 and Note 2 below
                                                Stock


Explanation of Responses:

Note 1: Oaktree Capital Management, LLC ("Oaktree") is the general partner of OCM Principal Opportunities Fund, L.P., a limited partnership which owns the derivative securities of the Issuer set forth herein. The reporting person disclaims beneficial ownership of these securities, and the securities underlying such securities, except to the extent of its indirect pecuniary interest therein.

Note 2:   Oaktree is a limited liability company, the members of which are:
          Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, D. Richard Masson, Larry W. Keele, Stephen A. Kaplan, Russel S. Bernard and the OCM Equity Participation Plan, L.P. Each such persons may be deemed a beneficial owner of the securities listed herein by virtue of such status as members of Oaktree. Each such person disclaims beneficial ownership of the shares listed herein except to the extent of any indirect pecuniary interest therein.

** Intentional misstatements or     Oaktree Capital Management, LLC
omissions of facts constitute
Federal Criminal Violations.          By:____________________________      _____
See 18 U.S.C. 1001 and 15 U.S.C.         Name:  Kenneth Liang              Date
78ff(a)                                  Title: Managing Director
                                                and General Counsel


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.